Exhibit 3.2

AVALYN PHARMA INC.
CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Avalyn Pharma Inc., a Delaware corporation (the “Corporation”), hereby certifies that:

1. The name of the corporation is Avalyn Pharma Inc., and the corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) on May 27, 2011 under the name Genoa Pharmaceuticals, Inc.

2. The following amendments to the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Current Certificate”), have been duly adopted in accordance with the provisions of Section 242 of the DGCL, with the approval of such amendments by the Corporation’s stockholders having been given by written consent without a meeting in accordance with Sections 228 and 242 of the General Corporation Law.

3. The Current Certificate is hereby amended by deleting Article Fourth and replacing it with the following:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 585,000,000 shares of Common Stock, par value $0,001 per share (“Common Stock”) and (ii) 462,178,988 shares of Preferred Stock, par value $0,001 per share.

4. This Certificate of Amendment to the Current Certificate shall be effective as of the date of filing.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 2nd day of January, 2026.

By:	/s/ Lyn Baranowski
Name: Lyn Baranowski
Title: Chief Executive Officer

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